 Exhibit 99.1

CIBC Announces Senior Executive Retirements and Appointments

TORONTO, Aug. 22, 2019 /CNW/ - CIBC (TSX: CM) (NYSE: CM) President and CEO Victor Dodig today announced the planned retirements of two senior leaders as well as appointments to the bank's executive committee that draw on the depth of the bank's leadership team and will further efforts to build a relationship-oriented bank for a modern world.

  Effective January 1, 2020, Kevin Glass, Senior Executive Vice-President and Chief Financial Officer, is retiring after 10 years with the bank.  He will continue to serve as CFO until October 31, 2019 and stay on as a special advisor during a transition period until his retirement.
  Effective May 1, 2020, Kevin Patterson, Senior Executive Vice-President and Group Head, Technology and Operations will be retiring after more than 35 years with the bank.  Mr. Patterson will remain in his role until his retirement next year.

Additionally, the following appointments to CIBC's Executive Committee are being announced:

  Hratch Panossian has been appointed Senior Executive Vice-President and Chief Financial Officer, effective November 1, 2019. Mr. Panossian is currently EVP, Global Controller and Investor Relations for CIBC, and has previously held key leadership roles in Treasury, Finance, and Corporate Strategy and Development, in addition to broad experience from the financial services and consulting sectors.
  Deepak Khandelwal has been appointed Senior Executive Vice-President and Chief Client Experience Officer, effective September 3, 2019.  Mr. Khandelwal will be responsible for key operations groups, as well as end-to-end management of all client experiences and enterprise process programs.
  Shawn Beber has been appointed Senior Executive Vice-President, General Counsel and Corporate Development, effective September 3, 2019.  Mr. Beber has led CIBC's US Capital Markets business, as well as the bank's corporate strategy function. Earlier this year he was appointed as CIBC's General Counsel.
  Mike Capatides, Harry Culham, Laura Dottori-Attanasio, Jon Hountalas, Christina Kramer, and Sandy Sharman continue in their current roles on CIBC's Executive Committee.

"Kevin Glass and Kevin Patterson have been exemplary leaders and stewards of our bank," commented  Mr. Dodig. "Kevin Glass is a quintessential team player, an expert and leader in his field, and the intrepid captain of our Ride to Conquer Cancer team, whose sense of humour will be greatly missed. Kevin Patterson is a tremendous and authentic leader of our bank, a champion of inclusion, a supporter of communities, and a mentor to many across our team. Their client-focused leadership has contributed significantly to our transformation as a bank. We owe much to both of them for their contributions."

"We have long focused on the depth of our leadership team," Mr. Dodig adds.  "Hratch, Deepak and Shawn have built strong relationships across our bank for the benefit of our clients.  They bring a clear, client-focused lens to their roles to support a purpose-led organization and accelerate our growth, and we wish them continued success."

About CIBC
CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC - Corporate

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For further information: Alice Dunning, Investor Relations, 416-861-8870, alice.dunning@cibc.com; Tom Wallis, Communications & Public Affairs, tom.wallis@cibc.com, 416-980-4048

CO: CIBC - Corporate

CNW 05:59e 22-AUG-19